                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13D(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)




                       Nucentrix Broadband Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    670198100
               --------------------------------------------------
                                 (CUSIP Number)

                                   May 1, 2002
               --------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)





-----------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670198100                                                  Page 2 of 4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                       ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)       [ ]
                                                               (B)       [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
      NUMBER OF     5   SOLE VOTING POWER                              386,326
       SHARES       -----------------------------------------------------------
     BENEFICIALLY   6   SHARED VOTING POWER                            193,771
    OWNED BY EACH   -----------------------------------------------------------
      REPORTING     7    SOLE DISPOSITIVE POWER                        351,226
       PERSON       ------------------------------------------------------------
        WITH        8    SHARED DISPOSITIVE POWER                      228,871
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     580,097
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN-IA-OO**
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:                Nucentrix Broadband Networks, Inc.

Item 1(b).     Address of Issuers's Principal
               Executive Offices:             4120 International Parkway
                                              Suite 2000
                                              Carrollton, Texas 75007

Item 2(a).     Name of Person Filing:         Lloyd I. Miller, III

Item 2(b).     Address of Principal Business
               Office or, if None, Residence: 4550 Gordon Drive
                                              Naples, Florida 34102

Item 2(c).     Citizenship:                   U.S.A.

Item 2(d).     Title of Class of Securities:  Common Stock, par value $0.001

Item 2(e).     CUSIP Number:                  670198100

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
          (c), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person shares dispositive power with respect to 228,871 of the reported securities and shares voting power with respect to 193,771 of the reported securities as an advisor to the trustee of certain family trusts and with respect to shares owned by his former wife. The reporting person has sole dispositive power with respect to 351,226 of the reported securities and sole voting power with respect to 386,326 of the reported securities (i) as an individual, (ii) as the manager of a limited liability company that is the general partner of certain limited partnerships, (iii) as the custodian to accounts set up under the Florida Uniform Gift to Minors Act, and (iv) as the trustee to certain trusts.

          (a)  580,097

          (b)  5.6%

          (c)  (i) sole voting power: 386,326

               (ii) shared voting power: 193,771

               (iii) sole dispositive power: 351,226

               (iv) shared dispositive power: 228,871

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: May 30, 2002                          /s/   LLOYD I. MILLER, III
                                             --------------------------
                                                   Lloyd I. Miller, III